March 30, 2020

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District,
Shenzhen, Guangdong Province,
People's Republic of China

       Re: Pony Group Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed March 24, 2020
           File No. 333-234358

Dear Ms. Fan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2020 letter.

Amended Form S-1 Filed March 24, 2020

General

1. Please revise your prospectus disclosure to address any material impacts that the coronavirus disease 2019 (COVID-19) has had or may have on your business. We note for example travel restrictions and social distancing requirements in the markets in which you operate. Please refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.
        You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related
 Wenxian Fan
Pony Group Inc.
March 30, 2020
Page 2

matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859
with any other questions.



FirstName LastNameWenxian Fan                           Sincerely,
Comapany NamePony Group Inc.
                                                        Division of Corporation
Finance
March 30, 2020 Page 2                                   Office of Finance
FirstName LastName